

October 7, 2014

Via Email
Mr. Thad M. Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, CA 90401

>   **Re: Anworth Mortgage Asset Corporation**
>   **Form 10-K**
>   **Filed February 26, 2014**
>   **File No. 001-13709**

Dear Mr. Brown:

        We have reviewed your letter dated September 29, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Results of Operations, page 49

1.   We note your response to comment 1. Please consider revising your disclosure in future filings to specifically address any known trends (i.e. lower CPR), the drivers of such and your expectation of whether or not the trend will continue. Please also be more specific as to how you evaluate historical prepayment rates in determining your projected long-term CPR percentages and how you evaluate the sustainability of current monetary and fiscal policy and other factors as they relate to your assessment of the sustainability of a lower CPR for purposes of your projection.

2.   We note your response to comment 2. Please revise your disclosure in future filings to provide a more in depth discussion of the factors mentioned in your response that led to

your decision to sell Agency MBS at an accelerated rate during 2013 as compared to the previous two years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant